SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)

PEOPLESOFT, INC.

(Name of Subject Company)

PEOPLESOFT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway
President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Douglas D. Smith, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Purpose of Amendment

     The purpose of this amendment is to amend and supplement Items 4 and 6 in the Solicitation/Recommendation Statement on Schedule
14D-9 previously filed by PeopleSoft, Inc. (“PeopleSoft” or the “Company”) on June 12, 2003 and subsequently amended, and to add additional exhibits to Item 9 and amend the exhibit index accordingly.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as follows:

Solicitation/Recommendation

     On February 4, 2004, Oracle Corporation (“Oracle”) announced that it was increasing its tender offer price to $26.00 per share of PeopleSoft common stock (the “Revised Offer”) and extended the expiration date for the tender offer to Midnight, New York City time, on March 12, 2004. On that same day, Oracle and Pepper Acquisition Corp. (“Oracle Sub”) filed an amendment to their Tender Offer Statement on Schedule TO (the “Schedule TO”) to reflect the revised price and to amend certain portions of the Schedule TO relating to the source of funds and financing for the offer. Oracle and Oracle Sub did not amend any of the conditions to the tender offer, and therefore all conditions set forth in its tender offer, as amended and restated on July 24, 2003 (the “$19.50 Offer”) continue to apply.

     After careful and thorough consideration at two separate meetings of the transaction committee of independent directors (the “Transaction Committee”) and the Board of Directors (the “Board”), and after the Transaction Committee and the Board thoroughly reviewed the Revised Offer with the Company’s management and legal and financial advisors, the Transaction Committee and the full Board of Directors unanimously determined on February 7, 2004 that the Revised Offer is not in the best interests of the Company’s stockholders, because:

•	The Revised Offer is inadequate and does not reflect PeopleSoft’s real value.

•	The proposed combination of PeopleSoft and Oracle continues to face substantial regulatory scrutiny in both the United States and Europe and there is a significant likelihood that the transaction will be prohibited under antitrust law.

     Accordingly, after careful consideration and acting upon the recommendation of the Transaction Committee, the Board of Directors unanimously recommends that PeopleSoft stockholders reject the Revised Offer and not tender shares pursuant to the Revised Offer.

     A more complete discussion of the matters considered and reasons that the Transaction Committee and the Board of Directors unanimously believe that the Revised Offer is not in the best interests of PeopleSoft stockholders is in “Reasons for the Recommendation of the Board,” below.

     A press release announcing the Board’s recommendation against accepting the Revised Offer is filed as exhibit (a)(74) to this Schedule 14D-9 and is incorporated herein by this reference.

Background of the Offer; Reasons for Recommendation

     For additional information regarding the background of the Oracle tender offer and additional detail regarding the Board’s past recommendations with respect to the tender offer, stockholders should read our prior Schedule 14D-9 filings, which are available without charge at the SEC’s website at www.sec.gov.

Background

The $16.00 Offer

     On June 2, 2003, the Company announced that it had entered into an Agreement and Plan of Merger pursuant to which the Company would acquire J.D. Edwards & Company (“J.D. Edwards”) in a transaction that would create the world’s second largest enterprise applications software company.

     On June 6, 2003, Oracle announced its intention to commence on June 9, 2003 a tender offer for all outstanding Company common stock at a price of $16.00 per share (the “$16.00 Offer”), and delivered a letter to the Board requesting that the Board redeem or render inapplicable all outstanding preferred stock purchase rights. The letter also indicated that Oracle was prepared to meet with the Company to discuss the tender offer.

     On June 8, 2003, the Board and the Company’s legal and financial advisors met to discuss Oracle’s June 6 announcement and to establish procedures for thoroughly and diligently evaluating the terms of Oracle’s tender offer. At that meeting, the Board of Directors formed the Transaction Committee to analyze the terms of any Oracle tender offer in consultation with the Company’s legal and financial advisors. The Transaction Committee was charged with conducting a thorough review and analysis of Oracle’s tender offer and making a recommendation to the full Board regarding the Oracle tender offer.

     On June 9, 2003, Oracle and Oracle Sub commenced the $16.00 Offer, and Oracle sent a letter to PeopleSoft requesting a meeting with the Board to discuss the $16.00 Offer.

     After careful and thorough consideration, including consultation with management and the Company’s legal and financial advisors, the Transaction Committee and the full Board each determined that the $16.00 Offer was not in the best interests of the Company’s stockholders, because:

•	The $16.00 Offer would face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted;

•	A prolonged regulatory approval process, combined with Oracle’s public statements that it would discontinue PeopleSoft’s products, created uncertainty for PeopleSoft’s customers, hindering the Company’s momentum and negatively impacting the Company’s financial performance; and

•	The $16.00 Offer dramatically undervalued the Company based on its financial performance, continued market leadership and significant future opportunities.

     Therefore, for these and other reasons set forth in prior Schedule 14D-9 filings, the Board unanimously recommended that PeopleSoft stockholders reject the $16.00 Offer and not tender their shares to Oracle.

     On June 16, 2003, the Company and J.D. Edwards announced that they had entered into an Amended and Restated Merger Agreement (the “J.D. Edwards Agreement”) to allow the two companies to accelerate and bring more certainty to the completion of the transaction.

The $19.50 Offer

     On June 18, 2003, Oracle amended the terms of the $16.00 Offer, by increasing the cash amount payable per share of Company common stock to $19.50. The $19.50 Offer was subject to the same conditions as applied to the $16.00 Offer, except that Oracle subsequently clarified that the J.D. Edwards acquisition would not be deemed to violate any condition to the $19.50 Offer.

     On June 18, 2003, Connecticut Governor John G. Rowland, Attorney General Richard Blumenthal and state comptroller Nancy Wyman jointly announced that the State of Connecticut was filing an antitrust lawsuit against Oracle to block the Oracle tender offer (the “Connecticut Antitrust Action”). The lawsuit, filed in the United State District Court in Hartford, Connecticut, alleges that the acquisition of the Company by Oracle would violate state and federal antitrust laws, directly damage the State of Connecticut and its economy, and raise prices for businesses, governments and consumers by significantly reducing competition in various markets the Company serves and forcing PeopleSoft customers to replace the Company’s software with other companies’ products.

     After careful and thorough consideration, including consulting with management and the Company’s legal and financial advisors, the Transaction Committee and the full Board of Directors each determined that the $19.50 Offer was not in the best interests of the Company’s stockholders, because:

•	The proposed combination of the Company and Oracle continued to face substantial regulatory delays and a significant likelihood that the transaction would be prohibited under antitrust law;

•	The regulatory delays, combined with the significant uncertainty as to the outcome of the regulatory process, and Oracle’s stated intentions to discontinue the sale, development and support of the Company’s products, would subject the Company’s business to irreparable damage;

•	The $19.50 Offer undervalued the Company based on its financial performance and significant future opportunities, including the value expected to be created through the then pending acquisition of J.D. Edwards; and

•	The $19.50 Offer created additional risk to stockholders because it was highly conditional, and as a result of the Connecticut Antitrust Action and on other grounds, Oracle might be able to terminate the $19.50 Offer at any time.

     Therefore, for these and other reasons set forth in prior Schedule 14D-9 filings, the Board unanimously recommended that PeopleSoft stockholders reject the $19.50 Offer and not tender their shares to Oracle.

     On July 18, 2003, the Company announced it had acquired approximately 88% of the outstanding J.D. Edwards common stock, and on August 29, 2003 the Company announced it had acquired all remaining shares of J.D. Edwards common stock. Pursuant to the requirements of the J.D. Edwards Agreement, the size of the Board was increased from seven to eight directors and Michael J. Maples (an independent director of J.D. Edwards) became a Class I director (with a term of office through the 2005 Annual Meeting). Mr. Maples also was added as a member of the Transaction Committee.

     During the pendency of its unsolicited tender offer, Oracle extended the scheduled expiration date of the tender offer seven times.

The Annual Meeting

     At meetings in December 2003 and January 2004, the Board discussed, along with members of management and its legal and financial advisors, the timing of PeopleSoft’s 2004 Annual Meeting of Stockholders (the “Annual Meeting”).

     On January 23, 2004, Oracle provided notice to the Company (the “Oracle Notice”) of its intended director nominees for election at the Annual Meeting, and also provided notice that it intended to present three stockholder resolutions at the annual meeting if Mr. Maples did not stand for election at the Annual Meeting. The three Oracle resolutions provide for an amendment to PeopleSoft’s bylaws to increase the size of the Board of Directors from eight to nine, an amendment to the bylaws to provide that any Board seat created by an expansion of the Board can only be filled by a majority of the stockholders present and entitled to vote at a meeting at which a quorum is present, and further provide for the election of a designated Oracle nominee to fill the Board seat created if the bylaw amendments are passed.

     On January 28, 2004, the Board held a special meeting to discuss the Oracle Notice, the timing of the Annual Meeting, and other matters relating to Oracle’s takeover attempt. Certain executives of the Company and the Company’s legal and financial advisors also were present. The Company’s legal advisors reviewed with the Board their fiduciary obligations and applicable Delaware law relating to establishing the Annual Meeting date and the matters raised in the Oracle Notice. A lengthy discussion ensued as to the benefits and detriments that might accrue to PeopleSoft and its stockholders based on various dates for the Annual Meeting. After the meeting of the full Board, the Transaction Committee met with the other non-management Directors and the Company’s legal and financial advisors to continue these discussions.

     On January 30, 2004, the Transaction Committee met with the non-management Directors and the Company’s legal and financial advisors to continue discussing the timing of the Annual Meeting. The remaining members of the Board and certain PeopleSoft executives subsequently joined the meeting to discuss the matter. The Transaction Committee summarized its views, and advised the group that it believed that holding the Annual Meeting on March 25, 2004 was in the best interests of the Company and its stockholders. The full Board discussed the matter further and solicited the views of management on the topic. Upon the conclusion of the discussions, the Transaction Committee made its formal recommendation that the full Board establish March 25, 2004 as the meeting date for the Annual Meeting with a record date of the close of business on February 10, 2004, and the full Board adopted and approved the recommended dates. The Board concluded that these dates were in the best interests of PeopleSoft and its stockholders because, among other things, the Board believed it would accelerate a resolution of the uncertainties caused by Oracle’s tender offer and the anticipated proxy contest, and the related disruption of and potential damage to the Company’s business. Following this decision, the Board addressed and approved various matters relating to the Annual Meeting, including, approving the matters to be brought before the stockholders at the Annual Meeting and designating A. George “Skip” Battle, Craig A. Conway, Frank J. Fanzilli, Jr. and Cyril J. Yansouni as the Board’s nominees for election at the Annual Meeting. The Board also adopted its recommendations that PeopleSoft stockholders should vote for the Board’s nominees and the ratification of the selection of KPMG LLP as the Company’s independent auditors, against Oracle’s director nominees and Oracle’s stockholder resolutions, and against all other stockholder proposals presented at the Annual Meeting.

     On January 30, 2004, the Company issued a press release announcing that the Annual Meeting of stockholders will be held on March 25, 2004 with a record date of the close of business on February 10, 2004.

     On February 2, 2004, at a Joint Status Conference in the Delaware Chancery Court regarding pending litigation relating to the Oracle tender offer, counsel for Oracle advised the Court: “we learned by announcement on Friday the new date for the annual shareholders meeting. Frankly, there’s been a fair amount of consideration in my camp over the weekend with what our response to that was going to be. . . . I don’t expect to be before your honor with a motion with respect to that process. We’re very pleased the process is going to occur.”

The Revised Offer

     On February 4, 2004, Oracle issued a press release announcing the Revised Offer price of $26.00 per share and extended the expiration date for the Revised Offer to Midnight, New York City time, on March 12, 2004. As of February 3, 2004, only 10,632,087 shares of PeopleSoft common stock (representing less than 3% of the outstanding PeopleSoft common stock) had been tendered. In that same announcement, Oracle stated “[$26.00] is our final price,” and cited several “important dates” for PeopleSoft stockholders to bear in mind. The release cited the February 10, 2004 record date for the Annual Meeting and stated, “as a result of this accelerated schedule, after February 5, 2004, stockholders who make regular open market purchases of PeopleSoft shares will not be able to vote such shares at the annual meeting.”

     On that same day, Oracle also filed an amendment to its Schedule TO reflecting the Revised Offer price and amending certain portions of the Schedule TO relating to the source of funds and financing for the Revised Offer. Oracle did not amend any of the conditions to the tender offer, and therefore all conditions set forth in the $19.50 Offer continue to apply to the Revised Offer.

     Also on February 4, 2004, PeopleSoft’s outside legal counsel received a letter from Oracle’s outside legal counsel, requesting on behalf of Oracle that the Company move the record date from February 10, 2004 to February 17, 2004. Also on February 4, 2004, Oracle’s counsel sent a letter to the Delaware Court of Chancery, in which litigation relating to the Oracle tender offer is pending, advising the Court that if the Board refused Oracle’s request to move the record date for the Annual Meeting, Oracle “may need to seek expedited relief from the Court.” In the afternoon of February 4, 2004, the Board of Directors received a letter from Oracle reiterating the Revised Offer, requesting that the Company move the record date to February 17, 2004, and offering to meet with the Board to discuss the Revised Offer.

     Later on February 4, 2004, the Board of Directors held a special meeting to discuss and consider Oracle’s request that the record date for the Annual Meeting be moved to February 17, 2004. The Company’s legal advisors advised the Board with respect to applicable Delaware law, and the Board and its advisors discussed potential positive and negative impacts on PeopleSoft and its stockholders of delaying the previously announced record date. After these discussions and after asking questions and receiving answers from the legal and financial advisors, the Board unanimously determined not to change the February 10, 2004 record date.

     On February 5, 2004, the Company’s outside legal counsel informed Oracle’s outside legal counsel that the Board had determined not to change the February 10, 2004 record date.

     On February 5, 2004, Connecticut Attorney General Blumenthal was quoted in the New York Times as stating that the fact that Oracle has increased its tender offer price to $26.00 per share proves that “Oracle continues to be serious with its illegal takeover . . .[and the State of Connecticut is] determined to pursue [the Connecticut Antitrust Action] and block Oracle’s illegal actions that would decrease competition.” Therefore, the Connecticut Antitrust Action remains active as of February 5, 2004, and, since the condition to the Revised Offer that there be no such action pending or threatened has not been waived by Oracle, it is possible that Oracle could assert the right to terminate the Revised Offer at any time, regardless of whether PeopleSoft stockholders desire to tender shares for purchase or the other conditions to the Revised Offer are satisfied.

     On February 5, 2004, the Board held a special meeting to discuss and consider in detail the amended terms of the Revised Offer, the status of the United States and European antitrust reviews, and other developments. Also present at the meeting were certain PeopleSoft executives, representatives of Cleary, Gottlieb, Steen & Hamilton, Gibson, Dunn & Crutcher LLP and Potter Anderson & Corroon LLP, the Company’s legal advisors, and representatives of Citigroup Global Markets Inc. (“Citigroup”) and Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s financial advisors. The Company’s legal advisors first reviewed with the Board their fiduciary duties and obligations under Delaware law, followed by a description of the terms and conditions of the Revised Offer. The Board also discussed that Oracle’s repeated false statements that the Company had lowered its guidance for the first quarter of 2004 were likely intended to harm the Company, since the Company first gave guidance for the first quarter of 2004 on January 29th and has never changed its guidance. The Board further noted that on January 29th PeopleSoft had in fact increased its guidance for the 2004 fiscal year. The Board asked questions and received answers from the legal advisors on various aspects of the Revised Offer and applicable Delaware law. The financial advisors reviewed with the Board financial aspects of the Revised

Offer, and answered questions from the Board regarding the Revised Offer and the matters reviewed. The Directors then discussed further the terms and conditions of the Revised Offer.

     Following the February 5, 2004 special meeting, the Transaction Committee, comprised of Frank J. Fanzilli, Jr., Steven D. Goldby, Michael J. Maples, A. George Battle and Cyril J. Yansouni, met with the other non-management Directors and the Company’s legal and financial advisors and continued the discussions regarding the Revised Offer. At the conclusion of these discussions, the legal and financial advisors left the meeting and the discussions continued.

     On February 7, 2004, the Board met with certain PeopleSoft executives and the Company’s legal and financial advisors to further discuss and consider in detail the Revised Offer. At the meeting, management updated the Board regarding the Company’s internal plans for 2004 and extrapolation for 2005. Citigroup and Goldman Sachs again discussed with the Board financial aspects of the Revised Offer, and each of Citigroup and Goldman Sachs rendered to the Board of Directors its respective oral opinion to the effect that, as of the date of such opinion, the Revised Offer was inadequate to the holders of PeopleSoft common stock from a financial point of view. After a discussion by the Board, the Transaction Committee and the other non-management Directors met with the Company’s legal and financial advisors. The Transaction Committee and the non-management Directors further discussed the Revised Offer and asked questions of the legal and financial advisors. At the conclusion of these discussions, the Transaction Committee determined to recommend that the full Board recommend that the PeopleSoft stockholders reject the Revised Offer and not tender their shares pursuant to the Revised Offer. Following the meeting of the Transaction Committee, the full Board reconvened and the Transaction Committee reported its conclusions.

     After considering the matters described above and in “Reasons for the Recommendation of the Board” below, and based on the recommendation of the Transaction Committee, the Board of Directors unanimously determined to recommend that the PeopleSoft stockholders reject the Revised Offer and not tender their shares to Oracle pursuant to the Revised Offer.

Reasons for the Recommendation of the Board

     In reaching the conclusions and in making the recommendation regarding the Revised Offer described above, the Board of Directors and the Transaction Committee consulted with the Company’s management, the Company’s legal and financial advisors, and based their conclusions upon a number of reasons, including the following reasons:

•	The Revised Offer is inadequate and does not reflect the Company’s real value. This conclusion is based in part upon the Company’s current business plan, the additional value being created through the integration of J.D. Edwards and other matters described below.

•	The Revised Offer price undervalues PeopleSoft based on fundamental valuation measures, including:

•	The Company is currently trading at the low end of its historical valuation range relative to its forward earnings, largely due, the Board believes, to the uncertainty created by Oracle’s hostile actions.

•	For the same reasons, the Board believes that PeopleSoft is currently trading at a lower multiple relative to its peers. Applying a normalized valuation multiple to PeopleSoft’s guidance of $0.92 to $0.95 per share for 2004 EPS implies a trading value for the Company that far exceeds the Revised Offer price even before taking into account a control premium.

•	A majority of Wall Street equity analysts who published price targets for PeopleSoft prior to February 4, 2004, the day Oracle announced the Revised Offer, had a target above $26.00 per share. These published targets evaluate PeopleSoft on a stand-alone basis.

•	The Revised Offer price values the Company at multiples far below those paid in other recent large transactions in the enterprise software industry.

•	Oral opinions of each of Citigroup and Goldman Sachs, the Company’s financial advisors, to the effect that, as of February 7, 2004, the Revised Offer was inadequate to the holders of PeopleSoft common stock from a financial point of view.

•	The proposed combination of the Company and Oracle continues to face substantial regulatory scrutiny in both the United States and Europe and there is a significant likelihood that the transaction will be prohibited under antitrust law. This conclusion is based in part on the analyses presented to the Board of Directors, as well as the directors’ understanding of the high concentration and high entry barriers in the sale of enterprise application software (and in particular human resources and financial management software) for large complex enterprises.

•	The regulatory delays, combined with the significant uncertainty as to the outcome of the regulatory process, and Oracle’s stated intentions to discontinue the Company’s products, would subject the Company’s business to irreparable damage.

•	The Revised Offer creates additional risk to stockholders because it is highly conditional. This conclusion is based on the numerous conditions contained in the Revised Offer and the current status of the regulatory review, described above.

     The Transaction Committee and the Board of Directors viewed the items above as specific reasons for concluding that the Revised Offer is not in the best interest of the Company’s stockholders and for recommending that the stockholders reject the Revised Offer and not tender their shares to Oracle.

Considerations of the Board

     The foregoing discussion of the information and factors considered and reasons cited by the Board of Directors and the Transaction Committee is not meant to be exhaustive, but includes the material information, factors, analyses and reasons considered by the Board of Directors and the Transaction Committee in reaching their respective conclusions and recommendations. The members of the Board of Directors and the Transaction Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and after taking into account the views of the Company’s management and legal and financial advisors. In light of the number and variety of factors that the Board of Directors and the Transaction Committee considered, and the varied reasons that supported their opinions and conclusions, the members of the Board of Directors and the Transaction Committee did not find it practicable to assign relative weights to the foregoing factors or reasons. However, the recommendations of the Board of Directors and Transaction Committee were made after considering the totality of the information and factors involved. In addition, individual members of the Board of Directors or the Transaction Committee may have given different weight to different factors or reasons described or cited above.

Recommendation of the Board

     After considering the factors and in light of the reasons described above, the Transaction Committee and the Board of Directors each has separately determined that the Revised Offer is not in the best interests of PeopleSoft stockholders.

     Therefore, the Board of Directors unanimously recommends that PeopleSoft stockholders reject the Revised Offer and not tender their shares to Oracle for purchase pursuant to the Revised Offer.

Intent to Tender

     None of the members of the Board of Directors, and to the best knowledge of the Company, none of the Company’s executive officers, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Revised Offer.

Item 6. Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented as follows:

     Except as described below and except as disclosed in the Schedule 14D-9 previously filed by the Company, as subsequently amended, no transactions with respect to the Common Stock of the Company have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

			Number Shares
	Date of	Nature of	of Common
Name	Transaction	Transaction	Stock	Purchase/Sale Price
David A. Duffield	2/4/04	Disposition(1)	25,000	$22.93
Anne S. Jordan	2/4/04	Option Exercise/	10,000	$13.63/$23.57
		Immediate Sale(1)
Nanci Caldwell	2/5/04	Disposition(1)	1,563	$22.94
Guy Dubois	2/5/04	Disposition(1)	3,125	$22.94
Michael P. Gregoire	2/5/04	Disposition(1)	1,563	$22.94
Ram Gupta	2/5/04	Disposition(1)	3,125	$22.94
Anne S. Jordan	2/5/04	Disposition	280	$22.93(2)
Kevin T. Parker	2/5/04	Disposition	783	$22.93(2)
Philip W. Wilmington	2/5/04	Disposition(1)	3,125	$22.94

(1) Pursuant to Rule 10b5-1(c) trading plan, providing for automatic transactions upon establishment of a written contract, plan or instructions under conditions specified in the Rule.

(2) Shares withheld to cover withholding taxes due on vesting of restricted stock, based on a per share price of $22.93, which was the closing price of PeopleSoft Common Stock on 2/5/94.

Item 8. Additional Information

     On February 9, 2004, PeopleSoft sent a letter to its employees and a letter to its customers, copies of which are attached as exhibits (a)(75) and (a)(76) to this Schedule 14D-9 and are incorporated herein by this reference.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003 (1)
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003) (1)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders (2)
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (3)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing) (3)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing) (4)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (4)
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (4)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office (4)
(a)(18)	Press release issued by PeopleSoft on June 20, 2003 (4)
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)

(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing) (6)
(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing) (6)
(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing) (6)
(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing) (6)
(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing) (6)
(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing) (7)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing) (7)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing) (7)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (7)
(a)(49)	Press release issued by PeopleSoft on August 29, 2003 (9)
(a)(50)	Press release issued by PeopleSoft on September 4, 2003 (9)
(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (9)
(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003 (9)
(a)(53)	PeopleSoft Analyst Day Power Point presentation materials (9)
(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures (9)

(a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003 (10)
(a)(56)	Order entered by the Superior Court of California, County of Alameda (11)
(a)(57)	Press release issued by PeopleSoft on November 17, 2003 (12)
(a)(58)	Press release issued by PeopleSoft on December 2, 2003 (13)
(a)(59)	Second Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (14)
(a)(60)	Text of background information provided to PeopleSoft sales force to respond to customer inquiries following Oracle statements of November 24, 2003 (15)
(a)(61)	Press release issued by PeopleSoft on December 19, 2003 (16)
(a)(62)	Press release issued by PeopleSoft on January 12, 2004 (16)
(a)(63)	E-mail sent to PeopleSoft employees (17)
(a)(64)	Letter to the Wall Street Journal dated January 22, 2004 (17)
(a)(65)	Press release issued by PeopleSoft on January 24, 2004 (17)
(a)(66)	Press release issued by PeopleSoft on January 30, 2004 (17)
(a)(67)	Excerpts from transcript of conference call held by PeopleSoft on January 29, 2004 (17)
(a)(68)	Order entered by the Superior Court of California, County of Alameda (17)
(a)(69)	Oracle and Pepper Acquisition Corp. Notice of Demurrer and Demurrer (17)
(a)(70)	Oracle and Pepper Acquisition Corp. Notice of Motion to Strike and Motion to Strike (17)
(a)(71)	Advertisement placed by PeopleSoft on February 3, 2004 (17)
(a)(72)	Press release issued by PeopleSoft on February 4, 2004 (18)
(a)(73)	Message sent to PeopleSoft employees (18)
(a)(74)	Press release issued by PeopleSoft on February 9, 2004
(a)(75)	Letter to employees dated February 9, 2004
(a)(76)	Letter to customers dated February 9, 2004
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders (1)
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999) (1)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001) (1)
(e)(4)	Executive Severance Policy – Executive Vice Presidents, effective as of January 1, 2003 (8)
(e)(5)	Executive Severance Policy – Senior Vice Presidents, effective as of January 1, 2003 (8)
(e)(6)	Terms of Customer Assurance Program (revised) (10)
(e)(6)(i)	Terms of Customer Assurance Program (replacement version) + (11)
(e)(7)	Form of letter sent to customers (11)
(e)(8)	Terms of Customer Assurance Program (11)
(e)(9)	Amendment No. 1 to the Bylaws of PeopleSoft (11)
(e)(10)	Terms of Customer Assurance Program (extension term) (12)
(e)(11)	Employment Agreement, dated January 30, 2004, by and between Craig Conway and PeopleSoft, Inc. (17)

(1)	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

(2)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

(3)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

(4)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

(5)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

(6)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

(7)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

(8)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

(9)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

(10)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

+	This exhibit replaces and supersedes exhibit (e)(6), which previously was filed in error.

(11)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 11 to Schedule 14D-9 filed with the SEC November 17, 2003.

(12)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 12 to Schedule 14D-9 filed with the SEC November 19, 2003.

(13)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 13 to Schedule 14D-9 filed with the SEC December 5, 2003.

(14)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 14 to Schedule 14D-9 filed with the SEC December 15, 2003.

(15)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 15 to Schedule 14D-9 filed with the SEC December 19, 2003.

(16)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 16 to Schedule 14D-9 filed with the SEC January 13, 2004.

(17)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 17 to Schedule 14D-9 filed with the SEC February 3, 2004.

(18)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 18 to Schedule 14D-9 filed with the SEC February 4, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

	By:	/s/ KEVIN T. PARKER

Kevin T. Parker Executive Vice President Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer)

Date: February 9, 2004

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003 (1)
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003) (1)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders (2)
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (3)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing) (3)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing) (4)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (4)
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (4)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office (4)
(a)(18)	Press release issued by PeopleSoft on June 20, 2003 (4)
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25,

2003 425 filing) (5)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing) (6)
(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing) (6)
(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing) (6)
(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing) (6)
(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing) (6)
(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing) (7)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing) (7)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing) (7)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (7)
(a)(49)	Press release issued by PeopleSoft on August 29, 2003 (9)
(a)(50)	Press release issued by PeopleSoft on September 4, 2003 (9)
(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (9)
(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003 (9)
(a)(53)	PeopleSoft Analyst Day Power Point presentation materials (9)
(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures (9)
(a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003 (10)

(a)(56)	Order entered by the Superior Court of California, County of Alameda (11)
(a)(57)	Press release issued by PeopleSoft on November 17, 2003 (12)
(a)(58)	Press release issued by PeopleSoft on December 2, 2003 (13)
(a)(59)	Second Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (14)
(a)(60)	Text of background information provided to PeopleSoft sales force to respond to customer inquiries following Oracle statements of November 24, 2003 (15)
(a)(61)	Press release issued by PeopleSoft on December 19, 2003 (16)
(a)(62)	Press release issued by PeopleSoft on January 12, 2004 (16)
(a)(63)	E-mail sent to PeopleSoft employees (17)
(a)(64)	Letter to the Wall Street Journal dated January 22, 2004 (17)
(a)(65)	Press release issued by PeopleSoft on January 24, 2004 (17)
(a)(66)	Press release issued by PeopleSoft on January 30, 2004 (17)
(a)(67)	Excerpts from transcript of conference call held by PeopleSoft on January 29, 2004 (17)
(a)(68)	Order entered by the Superior Court of California, County of Alameda (17)
(a)(69)	Oracle and Pepper Acquisition Corp. Notice of Demurrer and Demurrer (17)
(a)(70)	Oracle and Pepper Acquisition Corp. Notice of Motion to Strike and Motion to Strike (17)
(a)(71)	Advertisement placed by PeopleSoft on February 3, 2004 (17)
(a)(72)	Press release issued by PeopleSoft on February 4, 2004 (18)
(a)(73)	Message sent to PeopleSoft employees (18)
(a)(74)	Press release issued by PeopleSoft on February 9, 2004
(a)(75)	Letter to employees dated February 9, 2004
(a)(76)	Letter to customers dated February 9, 2004
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders (1)
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999) (1)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001) (1)
(e)(4)	Executive Severance Policy – Executive Vice Presidents, effective as of January 1, 2003 (8)
(e)(5)	Executive Severance Policy – Senior Vice Presidents, effective as of January 1, 2003 (8)
(e)(6)	Terms of Customer Assurance Program (revised) (10)
(e)(6)(i)	Terms of Customer Assurance Program (replacement version) + (11)
(e)(7)	Form of letter sent to customers (11)
(e)(8)	Terms of Customer Assurance Program (11)
(e)(9)	Amendment No. 1 to the Bylaws of PeopleSoft (11)
(e)(10)	Terms of Customer Assurance Program (extension term) (12)
(e)(11)	Employment Agreement, dated January 30, 2004, by and between Craig Conway and PeopleSoft, Inc. (17)

(1)	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

(2)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

(3)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

(4)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

(5)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

(6)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

(7)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

(8)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

(9)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

(10)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

+	This exhibit replaces and supersedes exhibit (e)(6), which previously was filed in error.

(11)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 11 to Schedule 14D-9 filed with the SEC November 17, 2003.

(12)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 12 to Schedule 14D-9 filed with the SEC November 19, 2003.

(13)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 13 to Schedule 14D-9 filed with the

SEC December 5, 2003.

(14)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 14 to Schedule 14D-9 filed with the SEC December 15, 2003.

(15)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 15 to Schedule 14D-9 filed with the SEC December 19, 2003.

(16)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 16 to Schedule 14D-9 filed with the SEC January 13, 2004.

(17)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 17 to Schedule 14D-9 filed with the SEC February 3, 2004.

(18)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 18 to Schedule 14D-9 filed with the SEC February 4, 2004.